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FAF ADVISORS, INC.
800 Nicollet Mall                                               RICHARD J. ERTEL
BC-MN-HO5F                                                               COUNSEL
Minneapolis, MN 55402                                Direct line: (612) 303-7987
                                                            Fax:  (612) 303-4223


December 20, 2007

VIA EDGAR

Mr. Richard Pfordte
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:      First American Investment Funds, Inc.
         SEC File Nos. 033-16905 and 811-05309
         Response to Staff Comments related to Post-Effective Amendment to Registration Statement (No. 88) filed with the Securities and Exchange Commission ("SEC") on October 3, 2007

Dear Mr. Pfordte:

The purpose of this letter is to respond to the disclosure comments transmitted by the SEC Staff by telephone on December 18, 2007, regarding the above-referenced amendment to the registration statement for First American Investment Funds, Inc. ("FAIF") related to the addition of a new series, Global Infrastructure Fund (the "Fund"). Following is our response to the comments, which appear in bold-face type below.

PROSPECTUS COMMENTS

1. IN THE DEFINITION OF "INFRASTRUCTURE-RELATED COMPANIES," UNDER "PRINCIPAL INVESTMENT STRATEGIES," PROVIDE FURTHER DEFINITION OF THE TERM "FINANCING."

     We have revised the sentence to read:

         Infrastructure-related companies are defined as companies that derive at least 50% of their revenues or profits from the ownership, development, construction, or operation of infrastructure assets or financing of infrastructure-related companies, or have at least 50% of the fair market value of their assets invested in infrastructure assets.

2. YOUR REVISED DEFINITION OF "INFRASTRUCTURE ASSETS" IS STILL TOO BROAD IN THE STAFF'S OPINION. HOW DO SHIPPING, TIMBER AND ALTERNATIVE ENERGY RELATE TO THE "INFRASTRUCTURE INDUSTRY"? PLEASE PROVIDE US WITH INDEPENDENT SOURCES (E.G., MARKET INDICES, THIRD-PARTY RESEARCH) SUPPORTING YOUR DEFINITION.

     We have revised the definition to read:



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         Infrastructure assets are the physical structures and networks upon which the operation, growth and development of a community depends, which includes water, sewer, and energy utilities; transportation and communication networks; health care facilities, government accommodations, and other public service facilities; and shipping, timber, steel, alternative energy, and other services and raw materials necessary for the construction and maintenance of these physical structures and networks.

     In addition to the above changes, we are adding the following to the prospectus under "More about the Fund--Investment Strategies and Other Investment Matters--Investment Strategies" to provide further definition of "infrastructure assets."

         Under normal market conditions, Global Infrastructure Fund invests primarily (at least 80% of its net assets, plus the amount of any borrowings for investment purposes) in equity securities issued by U.S. and non-U.S. infrastructure-related companies. Infrastructure-related companies may include, but are not necessarily limited to, those companies that are active in utilities (including electricity generation, transmission and distribution, gas and transmission, water distribution, and sewage treatment), transportation services (including toll roads, bridges, tunnels, parking facilities, railroads, rapid transit links, airports, air traffic control, refueling facilities and seaports), communication networks (broadcast and wireless towers, cable, fibre optic and satellite networks), social assets (including courthouses, hospitals, schools, school housing, correctional facilities, stadiums and subsidized housing), and those companies whose products and services are related to the infrastructure industry (such as manufacturers and distributors of building supplies and financial institutions that issue or service debt secured by infrastructure assets).

     Below are three independent sources we believe to be supportive of our description of "infrastructure assets." We are providing you with copies of each report via electronic mail.

         -    "Alternative Benchmarks: Macquarie Global Infrastructure,"
              FTSE Global Research, March 2007.
         - "Meeting the World's Need for Infrastructure Investment," Credit Suisse, April 2006
         - "Investing in Infrastructure," Linda McDonald, Non-Traditional Research, Rogers Casey, January 2007.

3. IN YOUR RESPONSE TO PROSPECTUS COMMENT 6, DATED DECEMBER 13, 2007, RELATED TO ITEM 6(a)(3) OF FORM N-1A, YOU ADDED THE SENTENCE, "[T]HE FUND DOES NOT CALCULATE ITS NAV ON NATIONAL HOLIDAYS, OR ANY OTHER DAYS, ON WHICH THE NEW YORK STOCK EXCHANGE IS CLOSED FOR TRADING." ADD "AS PERMITTED BY THE SEC" TO THE END OF THIS SENTENCE.

         We have modified the sentence as requested.

4. UNDER "PURCHASE, REDEMPTION, AND EXCHANGE PROCEDURES--PURCHASING CLASS A SHARES," ON PAGE 11, IT READS, "THE FUND ALSO HAS THE RIGHT TO REJECT ANY PURCHASE ORDER." THE STAFF'S POSITION ON THIS TYPE OF POLICY IS THAT THE FUND SHOULD REJECT THE PURCHASE WITHIN TWO DAYS OR LESS AND THAT THE POLICY SHOULD BE STATED IN THE PROSPECTUS.
     PLEASE MODIFY THIS LANGUAGE ACCORDINGLY.


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     The Fund's administrator has reasonable service level standards and controls in place to help ensure that all Fund transactions are processed with the quality and timeliness that our investors demand, including the processing of purchase order rejections. In order to satisfy the Staff's new position on the handling of purchase order rejections, the administrator would be required to make certain operational adjustments. Before taking such a step, we note that, where the Fund and administrator's operations are unable to prevent a complaint from occurring in the first place, both the Fund and the SEC have policies and procedures in place to handle investor and prospective investor complaints to ensure that no investor or prospective investor is harmed. The complaint handling process is the final safeguard that supports the Fund's overriding desire to meet and exceed the service expectations that our investors and the market demand. We also note that, after reviewing the prospectus disclosure of a number of other funds, we have not yet found any other funds that have included disclosure describing its processing turnaround standards for rejection of purchase orders. Given the lack of formal, written SEC guidance on the matter, the operational changes that the Staff's position may require of the fund's administrator, the safeguards currently in place, and the lack of other funds' disclosing such a policy in their prospectus, we respectfully request that the Staff's request be withdrawn until the time that such guidance is provided.

SAI COMMENTS

1. UNDER "DISCLOSURE OF PORTFOLIO HOLDINGS--NONPUBLIC DISCLOSURE--DISCLOSURE WITHIN FAF ADVISORS AND ITS AFFILIATES AND TO FUND DIRECTORS," IT READS, "(b) TO INDIVIDUALS EMPLOYED BY AFFILIATES OF FAF ADVISORS WHO ARE NOT OTHERWISE ENTITLED TO RECEIVE SUCH INFORMATION." THE DISCLOSURE FURTHER DESCRIBES THE CONDITIONS THAT MUST BE SATISFIED BEFORE UNDISCLOSED PORTFOLIO HOLDINGS MAY BE PROVIDED TO SUCH INDIVIDUALS. ADD DISCLOSURE TO CLARIFY THAT THESE INDIVIDUALS ARE SUBJECT TO A DUTY NOT TO TRADE ON SUCH INFORMATION.

     We have modified the sentence as follows:

         "if (1) such individuals are subject to FAF Advisors Code of Ethics, or that of an affiliate, which imposes a duty not to trade on such information. . . ."

In connection with the receipt of the foregoing comments from the staff of the SEC with respect to the above-referenced filings, FAIF hereby acknowledges that:

   1. FAIF is responsible for the adequacy and accuracy of the disclosure in the filing.
   2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
   3. FAIF may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding any of our responses, please contact me at your earliest convenience at 612-303-7987. Thank you for your help with this filing.


                                   Sincerely,





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                                           /s/ Richard J. Ertel

                                           Richard J. Ertel
                                           Assistant Secretary
                                           First American Investment Funds, Inc.




cc:      Ms. Kimberly Browning
         Office of Disclosure and Review
         Division of Investment Management
         Securities and Exchange Commission





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